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July 11, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 17, 2014

File No. 333-196823

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 7, 2014

Amendment No. 1 to Current Report on Form 8-K

Filed June 16, 2014

File No. 001-36026

Response Dated July 11, 2014

Dear Ms. Parker:

Set forth below are the responses of Athlon Energy Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2014 with respect to (i) the Company’s Registration Statement on Form S-1 filed with the Commission on June 17, 2014, File No. 333-196823 (the “Registration Statement”), (ii) the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 filed with the Commission on March 7, 2014 and (iii) Amendment No. 1 to the Company’s Current Report on Form 8-K filed with the Commission on June 16, 2014.

In response to the Staff’s comments, the Company hereby submits this letter and Exhibit A hereto which contains revised unaudited pro forma financial statements of the Company as of and for the three months ended March 31, 2014 and for the year ended December 31, 2013.  For your convenience, Exhibit A is marked to show changes made since the initial filing of the unaudited pro forma financial statements.  The Company expects to include these revised pro forma financial statements in an amendment to the Company’s Current Report on

Form 8-K dated June 2, 2014, which the Company plans to file through EDGAR prior to filing an amendment to the Registration Statement.  The amendment to the Company’s Current Report on Form 8-K dated June 2, 2014 will be incorporated by reference into an amendment to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Registration Statement on Form S-1

General

1.              Please also be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments, including comments on your periodic reports, below.

Response:  The Company acknowledges the Staff’s comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Financial Statements, page 84

Note 2 — Summary of Significant Accounting Policies, page 91

Oil and Natural Gas Properties, page 93

2.              We note your policy disclosure concerning the ceiling test required under the full cost methodology inaccurately describes one component of the cost center ceiling as “the lower of cost or fair value of unevaluated properties.”  Please revise your accounting and disclosure as necessary to conform with Rule 4-10(c)(4)(i)(C) of Regulation S-X, pertaining to a similar component related to unproven properties although not limited to unevaluated properties.

Response:  The Company acknowledges the Staff’s comment and proposes to revise the policy disclosure concerning the ceiling test required under the full cost methodology in future filings to read as follows:

Under the full cost method of accounting, total capitalized costs of oil and natural gas properties, net of accumulated DD&A, less related deferred income taxes may not exceed an amount equal to the present value of future net revenues from proved reserves, discounted at 10% per annum, plus the lower of cost or fair value of unproved properties included in the amortizable cost base, plus estimated salvage value, less the related tax effects (the “ceiling limitation”).  A ceiling limitation is calculated at the end of each quarter.  If total capitalized costs, net of accumulated DD&A, less related deferred income taxes are greater than the ceiling limitation, a write-down or impairment of the full cost pool is required.  A write-down of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts equity in the period of occurrence and typically results in lower DD&A expense in future periods.  Once incurred, a write-down cannot be reversed at a later date.

The Company notes that its ceiling test is properly accounted for in accordance with Rule 4-10(c)(4)(i)(C) of Regulation S-X.

Revenue Recognition, page 96

3.              Please disclose the origin or nature of the Revenue payable account balance.

Response:  The Company acknowledges the Staff’s comment and proposes to include the following addition to its revenue recognition policy disclosure in future filings:

Revenue payable represents amounts collected from purchasers for oil and natural gas sales which are revenues due to other working or royalty interest owners.  Generally, the Company is required to remit amounts due under these liabilities within 30 days of the end of the month in which the related production occurred for oil and within 60 days of the end of the month in which the related production occurred for natural gas.

Form 8-K/A Filed June 16, 2014

Exhibit 99.5

Note 2 — Pro forma Adjustments and Assumptions, page 5

4.              Please revise your disclosure pertaining to pro forma adjustment (e) on page 5, relating to the pro forma balance sheet, to separately identify the purchase price allocation to the properties acquired from Hibernia and Piedra.  Also describe the balances and activity of Hibernia that are not being acquired and revise your pro forma statements to present these adjustments in separate columns.

Response:  The Company acknowledges the Staff’s comment and proposes to file the revised pro forma financial statements as reflected in Exhibit A in Amendment No. 2 to its Current Report on Form 8-K dated June 2, 2014.

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                Caroline Kim, Securities and Exchange Commission

Robert C. Reeves, Athlon Energy Inc.

William B. D. Butler, Athlon Energy Inc.

Enoch Varner, Latham & Watkins LLP

Gerald M. Spedale, Baker Botts L.L.P.

Jason Rocha, Baker Botts L.L.P.